LIVE CURRENT MEDIA INC.
Suite 820, 1130 Pender Street
Vancouver, BC V6E 4A4

VIA EDGAR

January 26, 2018

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs,

RE:	Live Current Media Inc.
Withdrawal of Registration Statement on Form 10-12G
File No. 000-29929

Live Current Media Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form 10-12G originally filed with the Commission on November 30, 2017 (SEC File No. 000-29929) along with any exhibits filed there to (the “Registration Statement”), effective immediately.

The reason for the withdrawal is to avoid the Registration Statement becoming automatically effective prior to the Company satisfactorily addressing the comments of the Commission’s staff.

If you have any questions regarding this application, please contact the undersigned at (604) 648-0500

Sincerely,

LIVE CURRENT MEDIA INC.

Per:	/s/ David M. Jeffs
David M. Jeffs,
CEO, President, CFO and Secretary